Filed Pursuant to Rule 424(b)(5)

Registration No. 333-235917

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated February 3, 2020)

$2,249,412

Common Stock

This prospectus supplement no. 3 relates to the issuance and sale of shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $2,249,412, from time to time solely through Maxim Group LLC, as exclusive sales agent (who we refer to herein as Maxim or the Sales Agent). Any sales consummated under this prospectus supplement will be made under an "at-the-market" offering program under the terms of an equity distribution agreement between us and Maxim, dated April 13, 2020 (the “Sales Agreement”), pursuant to which we may sell up to $3.0 million shares of our common stock. See “Plan of Distribution.”

Our common stock is listed on the Nasdaq Capital Market under the symbol “ARTL.” On June 2, 2020, the last reported sale price for our common stock on the Nasdaq Capital Market was $1.63 per share.

Sales of our common stock, if any, under this prospectus may be made in sales deemed to be “at-the-market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Sales Agent is not required to sell any specific number or dollar amount of securities but will act as the sales agent on a best efforts basis and will use commercially reasonable efforts, consistent with the Sales Agent’s normal trading and sales practices, to sell on our behalf all of the shares of common stock requested to be sold by us on mutually agreed terms between the Sales Agent and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $6,748,237, based on 4,140,023 shares of outstanding common stock held by non-affiliates, and a per share price of $1.63 based on the closing sale price of our common stock on June 2, 2020. In no event will the aggregate market value of securities sold by us or on our behalf under this prospectus supplement pursuant to General Instruction I.B.6 of Form S-3 during the twelve-month period immediately prior to, and including, the date of any such sale, exceed one-third of the aggregate market value of our common stock held by non-affiliates. During the twelve-month period that ends on and includes the date hereof, we have sold 1,023,133 shares of our common stock, for aggregate gross proceeds of approximately $1,474,813 pursuant to General Instruction I.B.6 of Form S-3.

We are an “emerging growth company” under the federal securities laws and, as such, we are subject to reduced public company disclosure standards.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-5 prospectus supplement filed with the Securities and Exchange Commission on April 13, 2020, page 7 of the accompanying base prospectus, and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Maxim Group LLC

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Prospectus Supplement No. 3 dated July 14, 2020